
August 24, 2011

Via Facsimile
Wagner Massao Yomoguita
President
Patents Professional, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Patents Professional, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 28, 2011**
> **File No. 333-160031**

Dear Mr. Yomoguita:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think that you should revise your document in response to our comments. Unless otherwise noted, where prior comments are referred to, they relate to our letter dated June 13, 2011.

General

1.   We are continuing to evaluate your response to prior comment one.

Unaudited Interim Condensed Statements of Stockholders' Equity (Deficit), page 37

2.   In your Unaudited Interim Condensed Statements of Stockholders' Equity (Deficit) on page 37, you disclose the "net loss for the year ended June 30, 2011." Please revise to clarify that this line item actually represents the net loss for the six-month period ended June 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Megan Akst at (202) 551-3407 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Thomas E. Puzzo, Esq. (Via Facsimile)